

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 12, 2006

W. Derek Avlesworth
Chief Financial Officer
Baytex Energy Trust
Suite 2200, 205-5th Avenue S.W.
Calgary, Alberta T2P 2V7 Canada

Re: Baytex Energy Trust
Form 40-F for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 001-32754

Dear Mr. W. Derek Avlesworth:

We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Disclosure of Reserve data, page 18

1.   We note your disclosure beginning on page 18 regarding your reserve information
which includes the term "future net revenue." Please discretely disclose the
definition of this metric.

Audit Fees

2.   Please expand your disclosure to describe the nature of the services comprising all other audit fees. Refer to General Instruction B(10)(4) of Form 40-F.

Managements' Discussion and Analysis, page 1

3.   We note your disclosure that indicates that certain measures are not prescribed by Canadian GAAP. Please indicate whether or not these measures are prescribed by NI-51-101 and whether or not your calculations are consistent with the National Instrument.

Quarterly Information, page 25

4.   Please explain why you believe it is appropriate to disclose cash flow from operations per unit. Refer to CICA 1540.53 to 55.

Evaluation of Disclosure Controls and Procedures, page 27

5.   Please indicate whether or not there was any change in your internal controls. Refer to General Instruction B(6)(e) of Form 40-F.

Note 2 Significant Accounting Policies

6.   We note your disclosure on page 16 of your document indicates that you allocate and distribute all of your taxable income to your unit holders. Please expand your summary of significant accounting policies to address your cash distribution policy including any limitations which preclude you from distributing all of your taxable income in any given year, such as but without limitation to, debt covenants and capital expenditure requirements.

Consolidation

7.   Please expand your consolidation accounting policy to disclose the criteria you apply in determining whether a given entity should be consolidated, including those which are not wholly owned.

Note 4 Corporate Acquisition

8.   We note your disclosures on pages 6 and 7 of your document regarding your acquisitions of interests in the West Stoddart area in Northeast British Columbia on December 22, 2004 and producing properties in the Celtic area of

Saskatchewan. Please tell us how you considered the disclosure provisions of CICA Handbook Section 1581 regarding these acquisitions.

Note 8 Convertible Unsecured Debentures

9.   Based on your disclosure and financial statement presentation it appears you have accounted for the embedded conversion option associated with your convertible debt as a derivative. Please describe to us the model you applied in estimating the fair value of your derivative liability.

Note 12 Trust Unit Rights Incentive Plan

10.   We note your disclosure that you have applied the Black-Scholes option pricing model in determining the estimated fair value of your trust units issued in connection with your incentive compensation plan. We are not able to agree that the Black-Scholes option pricing model is an appropriate model in view of the variable terms and nature of your compensatory trust units. Please submit your valuation and analysis of your trust units using a model which considers variability of terms of the trust units, or otherwise advise us how you determined the Black-Scholes option pricing model is appropriate based on the terms of your incentive unit rights.

Segment Disclosures

11.   We note your disclosures beginning on page 3 of your Managements' Discussion and Analysis identifying two discrete districts, namely the Heavy Oil District and the Light Oil and Natural Gas District. Based on your disclosures, it appears you identify revenues, production, personnel, and property by these districts although you do not disclose these as segments in you financial statement notes. In this regard please explain how you considered CICA Handbook Section 1701.

Note 19 Differences Between Canadian and United States Generally Accepted Accounting Principles

12.   Please expand your disclosures to provide a reconciliation of your statement of cash flows prepared on a Canadian GAAP basis to that on a US GAAP basis. Refer to Item C(2) of Form 40-F referencing Item 17 of Form 20-F.

13.   Please expand your disclosure regarding your full cost ceiling test for US GAAP purposes to address how you consider the cost of properties not being amortized in your analysis. Refer to Rule 4-10.4(C).

14.   Please describe to us how you account for natural gas and oil imbalances. Additionally, please describe to us how you apply the revenue recognition principle criteria provided in SAB Topic 13.A for US GAAP to your various sale contracts and arrangements and compare and contrast those principles with those of under Canadian GAAP.

Recent Developments in US Accounting

15.   Please expand your disclosure to explicitly state whether the adoption of SFAS 155 is expected to have a material impact on your financial statements or otherwise advise. Refer to SAB Topic 11.M.

Engineering Comments

Disclosure of Reserve Data and Other Oil and Gas Information

16.   We note you have added together reserves volumes of different classifications. As the difference in the classifications has to do with the certainty of recovery, please advise us as to the appropriateness of such disclosure.

Summary of Pricing and Inflation Rate Assumptions as of December 31, 2005: Forecast Prices and Costs and Marketing - Crude Oil

17.   We note you have forecasted Edmonton 40 degree API oil prices to decline materially from $70 per barrel to $54.65 per barrel in just four years. You forecast similar declines for WTI oil and natural gas prices. Please provide the basis for these large estimated declines in future energy prices.

Other Oil and Gas Information

Marketing Arrangements – Oil and Liquids

18.   You state that your five-year heavy oil sales contract with Frontier Refining significantly reduces the volatility of your cash flow. As the terms of the contract include a set price differential of 29% to the WTI price, please explain to us how this reduces price volatility.

Management's Discussion and Analysis

Property Review

Heavy Oil District

19.   You state that the Celtic field contains a huge resource base of 445 million barrels of original oil in place. This appears to be confusing to an investor as it does not correlate in any way to your reported proved and probable reserve estimates. Please revise your document to provide further disclosure on the relevance of this volume to the investor, who will not benefit from the monetization of the majority of this volume.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters and Jim Murphy at (202) 551-3703 regarding comments on engineering matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief